1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

January 8, 2024

Christopher R. Bellacicco
Attorney-Adviser
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	Kennedy Lewis Capital Company Registration Statement on Form N-2 File No: 333-272926

Dear Mr. Bellacicco:

We are writing in response to comments provided via email on July 21, 2023 relating to Kennedy Lewis Capital Company’s, a Delaware statutory trust that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“1940 Act”) (the “Company”), registration statement on Form N-2 that was filed with the Securities and Exchange Commission (“SEC”) on June 26, 2023 (the “Registration Statement”). The Company has considered these comments and has authorized us to make the responses discussed below on its behalf. All capitalized terms not otherwise defined herein shall have the meaning given to them in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) unless otherwise indicated.

On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General

Comment 1. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may request such materials.

Response 1. The Company has not presented any test-the-waters materials to potential investors in connection with this offering.

 PROSPECTUS

Cover page

Comment 2. Please disclose the Company’s status as an “emerging growth company” on the cover page.

Response 2. The Company has revised the disclosure accordingly.

Comment 3. Please include a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2; see also Guide 6 to form N-2.

Response 3. The Company has revised the disclosure accordingly.

Comment 4. With respect to the bullet points on the cover page:

a.
The staff notes that the Company has added numerous additional bullet points. However, many of these appear to be repeated in the risk factors discussion on pages 16-17 of the “Prospectus Summary” section. Consider revising the bullet points on the cover page to discuss only those risks related to the illiquid nature of the Company’s shares and payment of distributions.

b.
Please also add a bullet point stating that “You will pay a sales load of up to [  ]% and offering expenses of up to [  ]% on the amounts it invests. If you pay the maximum aggregate [  ]% for sales loads and offering expenses, you must experience a total return on your net investment of [  ]% in order to recover these expenses.”

Response 4. The Company has revised the noted disclosure in Comment 4.a. to discuss only those risks related to the illiquid nature of the Common Shares and payment of distributions. The Company respectfully declines to add the disclosure in Comment 4.b. as the Company has revised the Amended Registration Statement to remove any references to sales loads.

Comment 5. Footnote 2 to the offering table refers to sales charges with respect to Class S and Class D shares. Please supplementally explain why the table does not include a column or row to reflect such sales loads. See Item 1.1.g of Form N-2.

Response 5. The Company has revised the Amended Registration Statement to remove any references to sales loads.

Page iv – Multi-Class Exemptive Relief

Comment 6. Please confirm that the Company intends to receive an exemptive order to offer multiple classes of Common Shares before requesting acceleration of the registration statement. To the extent the Company intends to seek acceleration prior to receiving such an order, the registration statement should disclose clearly that the Company currently only offers a single class of shares and the other classes presented are not yet available to the public.

Response 6. The Company confirms that it intends to receive an exemptive order to offer multiple classes of Common Shares. The Company further acknowledges the staff’s comment and confirms that if the offering commences before the requested relief is granted, the Company will only offer a single class of Common Shares to the public and the prospectus will clearly disclose that other classes presented are not yet available to the public.

Pages 1-21 – Prospectus Summary

Comment 7. The staff notes that the summary section is 21 pages long and contains disclosure that is too detailed, lengthy, or otherwise not necessary to include in a summary. Much of the same information appears to be repeated in the prospectus’ cover page or elsewhere in the registration statement. Please review and revise the summary section to focus on the most essential aspects of the offering and the Company’s business.  See generally Rule 421 under the 1933 Act.

Response 7. The Company has revised the disclosure accordingly.

Page 3 – Credit Expertise & Proprietary Origination Capabilities

Comment 8. The second bullet point in this section notes that “Kennedy Lewis’ CLO professionals and platform…[i]ncreases the Advisor’s relevance to The Street.” With respect to this language:

•	Please clarify to what “The Street” is referring.

•	Please clarify and explain how and why the CLO platform increases Kennedy Lewis’ relevance to Wall Street banks.

Response 8. The Company has revised the Amended Registration Statement to include clarifying disclosure on Kennedy Lewis’ CLO platform.

Page 4 – Investment Track Record

Comment 9. This section notes that Kennedy Lewis’ track record in private debt lending dates back to the firm’s inception in 2017. Please clarify whether this track record refers to the same types of loans that the Company plans to make (i.e., originated loans to middle market companies) or whether it includes other types of lending, such as CLOs or distressed debt.

Response 9. The Company confirms to the staff, on a supplemental basis, that Kennedy Lewis’ track record refers to both the same types of loans that the Company plans to make in addition to other types of lending such as CLOs and distressed debt.

Page 5 – What is the per share purchase price?

Comment 10. The disclosure in this section indicates the shares will be sold at a subscription price per share, which may be higher than NAV. Disclosure elsewhere in the prospectus (such as on pages 118 and 122), indicates shares are sold at the then-current NAV. Please revise the language on page 5 and throughout to describe more clearly the offering price and mechanics (e.g., timing of NAV determination relative to the acceptance of a subscription agreement).

Response 10. The Company has revised the disclosure accordingly.

Page 6 – Does the Company use leverage?

Comment 11. The disclosure in this section states that leverage may take the form of preferred shares. Please confirm that the Company will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Response 11. The Company confirms that it does not intend to issue preferred stock within the first year of the Company’s operations.

Page 11 – Can I request that my shares be repurchased?

Comment 12. The disclosure in the second paragraph on this page states that any shareholder that submits a repurchase request in excess of $25 million may elect to receive its repurchase proceeds in kind by checking the corresponding box on the tender offer form. Please advise how this provision is consistent with Rule 13e-4(f)(8) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) or revise your disclosure accordingly.

Response 12. Rule 13e-4(f)(8)(ii) under the 1934 Act generally requires that the consideration paid to any security holder for securities tendered in a tender offer be the highest consideration paid to any other security holder for securities tendered in the tender offer.

The Company believes that its discretionary share repurchase program is consistent with the requirements of Rule 13e-4(f)(8)(ii) because the purchase price for any Common Shares tendered in a quarterly tender offer will be the same for all shareholders, whether a shareholder receives its repurchase proceeds in cash or elects to receive it in kind.

Rule 13e-4(f)(10) under the 1934 Act provides that Rule 13e-4(f)(8)(ii) shall not prohibit the offer of more than one type of consideration in a tender offer, provided that (i) security holders are afforded an equal right to elect among each of the types of consideration offered; and (ii) the highest consideration of each type paid to any security holder is paid to any other security holder who receives that type of consideration.

The Company believes that its discretionary share repurchase program is consistent with the requirements of Rules 13e-4(f)(8) and 13e-4(f)(10) because each tendering shareholder will receive either an amount of cash equal to the net asset value of its tendered shares as of the relevant valuation date or a pro rata slice of the Company’s portfolio with a value equal to the net asset value of its tendered shares as of the relevant valuation date.

Comment 13. In discussing the Company’s repurchase procedures in this section, please disclose that the Company will pay all repurchase offer proceeds no later than five business days after the final day that shareholders may tender securities.  See Rule 13e-4(f)(5) and Section II.D of Commission Release No. 34-43069 (July 31, 2000).

Response 13. In accordance with recent Commission guidance, the Company has added disclosure to the Amended Registration Statement to clarify that it will provide payment within 5 business days of the tender offer expiration date of each repurchase offer.

Comment 14. The fifth paragraph on this page states that if the Company needs to modify its repurchase procedures, “the Advisor will adopt revised procedures reasonably designed to provide shareholders substantially the same liquidity for Common Shares as would be available under the procedures described above.” Please add disclosure clarifying that such modified procedures will comply with the requirements of Rule 13e-4 of the 1934 Act.

Response 14. The Company has revised the disclosure accordingly.

Page 12 – Base Management Fee

Comment 15. The sentence “The Base Management Fee will be payable quarterly in arrears” appears twice in this paragraph. Please consider deleting one of these sentences.

Response 15. The Company has revised the disclosure accordingly.

Page 14 – What is the difference between the three classes of Common Shares being offered?

Comment 16. The first paragraph in this section states “although no upfront sales loads are paid with respect to Class S shares, Class D shares, or Class I shares . . . .” Similar language appears on pages 18 and 108. However, as noted above, footnote 2 to the offering table on the cover page states that “an upfront sales load of 3.50% and 1.50% is paid with respect to Class S shares and Class D shares, respectively.” Similar disclosure also appears in the fee table on page 22 and on pages 63 and 118. Please reconcile these discrepancies, as appropriate.

Response 16. Please see the Company’s response to Comment 5.

Page 17 – Do you currently own any investments?

Comment 17. The disclosure in this section states “Please see ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’ the financial statements included herein our periodic reports under the Exchange Act and www.KennedyLewisCapitalCompany.com for information on our investments.” It appears that a word is missing between “herein” and “our periodic reports.” Please revise, as appropriate. Please remove the reference to the Company’s website from this sentence or explain why such reference is appropriate under the securities laws and applicable form requirements.

Response 17. The Company has removed this disclosure in its entirety in response to Comment 7.

Page 22 – Fees and Expenses

Comment 18. The fee table appears to be missing the reference to footnote 2. Please revise the table to include such reference.

Response 18. The Company has revised the Amended Registration Statement to remove any references to sales loads.

Comment 19. If the Company invests in any joint ventures that are not consolidated with the Company’s financial statements and that rely on the exclusion from the definition of investment company in Sections 3(c)(1) or (7) of the Investment Company Act of 1940, as amended (the “1940 Act”), please include the expenses of such ventures as acquired fund fees and expenses in the fee table.

Response 19. The Company confirms that, at this time, it has not invested in any joint ventures. The Company will update the fee table accordingly should it do so in the future.

Page 28 – The Company Borrows Money, Which Magnifies the Potential Gain or Loss on Amounts and May Increase the Risk of Investment With Us.

Comment 20. The third paragraph of this section states that on April 20, 2023, the Company entered into a “Credit Agreement with a maximum principal amount of $300 million.” Please define the capitalized term “Credit Agreement,” and identify the entity providing the Company with this credit.

Response 20. The Company has revised the disclosure to include the requested information regarding the Credit Agreement.

Page 34 – The Company is Subject to Risks Relating to Electronic Delivery of Certain Documents.

Comment 21. This section refers to electronic delivery of among other things, drawdown notices. Please supplementally explain to the staff why investors purchasing Common Shares would receive drawdown notices.

Response 21. The Company has revised the disclosure to remove references to drawdown notices.

Page 34 – The Company is Subject to Risks Relating to Syndication and/or Transfer of Investments.

Comment 22. The disclosure in this section refers to subsidiary investment vehicles of the Company. In an appropriate location, please clarify whether such subsidiaries will be wholly-owned and/or primarily controlled by the Company. Note that the Company “primarily controls” a subsidiary if it: (1) controls the subsidiary within the meaning of Section 2(a)(9) of the 1940 Act; and (2) the Company’s control of the subsidiary is greater than that of any other person. For any subsidiaries that the Company wholly owns or primarily controls and which primarily engage in investment activities in securities or other assets:

a.
Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Sections 18 and 61) on an aggregate basis with such subsidiaries so that the Company treats the subsidiaries’ debt as its own for purposes of Sections 18 and 61.

b.
Disclose that any investment adviser to such subsidiary complies with the provisions of the 1940 Act, relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then for purposes of complying with Section 15(c), the reviews of the Company’s and the subsidiary’s investment advisory agreements may be combined.

c.	Disclose that each such subsidiary complies with provisions relating to affiliated transactions and custody (Sections 17 and 57). Identify the custodian of each such subsidiary, if any.

d.
Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a company that invests in such a subsidiary should reflect aggregate operations of the company and the subsidiary.

e.	Explain in correspondence whether the financial statements of such subsidiary will be consolidated with those of the Company. If not, please explain why not.

f.
Confirm in correspondence that each such subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

g.
For any wholly-owned subsidiary, please confirm that such subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly owned subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table.

Response 22. The disclosure has been revised to reflect that the Company may have one or more wholly owned or controlled subsidiaries. Accordingly, the Company hereby confirms that (i) any such subsidiary of the Company complies (or will comply) with the provisions of the 1940 Act governing capital structure and leverage (Sections 18 and 61) on an aggregate basis, (ii) the current Investment Advisory Agreement contemplates that the investment adviser may provide its advisory services to the Company through a wholly-owned or controlled subsidiary, so there would be no need for an additional advisory agreement with any such subsidiary, (iii) any such subsidiary vehicle complies (or will comply) with the 1940 Act provisions related to affiliated transactions (Section 57) and custody (Section 17), (iv) any principal strategies or risks of a subsidiary vehicle that constitute principal strategies or risks of the Company will be disclosed in the registration statement, (v) the financial statements of any such subsidiary vehicle will be consolidated with its own financial statements,  (vi) any subsidiary vehicle and any board of directors it has will agree to inspection by the staff of the subsidiary vehicle’s books and records, (vii) such books and records are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder, and (viii) no additional advisory fee will be paid by any such subsidiary and the expenses of any such subsidiary will be included in “Other Expenses” in the Company’s fee table.

Page 43 – The Company is Subject to Risks Relating to Large Shareholders.

Comment 23. This section notes that the Company is subject to the risk that shareholders will purchase Common Shares in large amounts or unexpectedly, which “could adversely affect the ability of the [Company] to conduct its investment program.” Please clarify why shareholders investing in large amounts could adversely affect the Company’s investment program.

Response 23. The Company has revised the Amended Registration Statement to remove this disclosure.

Page 43 – The Company is Subject to Risks Relating to Priority Repayment of Debt Investments.

Comment 24. The final sentence of this section notes that “The Company invests in second-lien secured debt, which compounds the risks described in this paragraph.” With respect to this language:

a.	Consider revising the sentence to state “The Company also invests in second-lien secured debt” (emphasis added).

b.	Please clarify how second-lien secured debt compounds the risks described in the paragraph.

Response 24. The Company has revised the disclosure accordingly.

Page 44 – The Company is Subject to Risks Relating to Senior Secured Debt and Unitranche Debt.

Comment 25. If the Company plans to invest in unitranche debt as part of its principal investment strategy, please include appropriate disclosure in the prospectus’ strategy section.

Response 25. At this time, the Company does not plan to invest in unitranche debt as part of its principal investment strategy.

Page 47 – The Company is Subject to Risks Relating to Derivatives.

Comment 26. If the Company plans to invest in derivatives as part of its principal investment strategy, please include appropriate disclosure in the prospectus’ strategy section.

Response 26. At this time, the Company does not plan to invest in derivatives as part of its principal investment strategy.

Page 50 – The Company is Subject to Risks Associated with Subordinated Debt Tranches.

Comment 27. This section states “The Company makes investments in securities, including senior or subordinated and equity tranches, issued by CLOs, including CLOs for which Kennedy Lewis or its subsidiary acts [sic] the collateral manager” (emphasis added). Please add disclosure indicating that such affiliated purchases are subject to the requirements of the 1940 Act.

Response 27. The Company will not invest in affiliated CLOs and, therefore, has revised the disclosure to remove “including CLOs for which Kennedy Lewis or its subsidiary acts [sic] the collateral manager.”

Page 55 – The Company is Subject to Risks Arising from Entering into at TRS Agreement.

Comment 28. If the Company plans to enter into TRS agreements as part of its principal investment strategy, please include appropriate disclosure in the prospectus’ strategy section.

Response 28. At this time, the Company does not intend to enter into TRS agreements as part of its principal investment strategy.

Page 72 – Organization and Offering Costs

Comment 29. The third paragraph of this section includes the language “from inception to March 31, 2022.” Please confirm whether this is accurate or whether it should be revised to reflect 2023.

Response 29. The Company has revised this disclosure to reflect more recent comparative periods.

Page 74 – Investment Objectives and Strategies

Comment 30. If the Company’s investment objective may be changed without a vote of the holders of a majority of voting securities, please state so.  See Item 8.2a of Form N-2.

Response 30. The Company has revised the disclosure accordingly.

Page 76 – The Board

Comment 31. The final sentence of this section states that the Board is currently composed of six members, four of whom are not interested persons. However, the disclosure and table on page 83 indicates that the Board consists of five members, three of whom are not interested persons. Please reconcile this discrepancy, as appropriate.

Response 31. The Company has revised the disclosure accordingly.

Page 78 – Regulation as a BDC

Comment 32. The staff notes that much of the information included in this section is repeated in the “REGULATION” section beginning on page 125. Consider removing the duplicative disclosure from one of these locations.

Response 32. The Company has revised the disclosure accordingly.

Page 80 – Leverage and Senior Securities; Coverage Ratio

Comment 33. The first paragraph of this section states that “On August 30, 2021, our sole shareholder approved the adoption of the 150% threshold . . . .” Similar disclosure appears on page 127. However, disclosure on page 74 states that the Company was formed on February 10, 2022. Please supplementally explain how the 150% threshold was adopted before the Company was formed.

Response 33. The Company has revised the disclosure accordingly.

Comment 34. The final sentence of the first paragraph in this section refers to borrowing amounts up to 5% of the value of the Company’s total assets for temporary “or emergency” purposes. Please delete the words “or emergency” from this sentence. Note that similar disclosure appears on page 127.

Response 34. The Company has revised the disclosure accordingly.

Page 80 – Other Accounts Managed by Portfolio Managers

Comment 35. Please update the information included in this section’s table as of the most recent practicable date.

Response 35. The Company has revised the disclosure accordingly.

Comment 36. The parenthetical in the columns reflect that value of assets indicates that the values are in millions. Please confirm that this is correct in light of the figures provided in the table.

Response 36. The figures have been revised to reflect that the values are in the millions.

Comment 37. Please clarify whether the number of accounts and amount of assets in the table refers to the three portfolio managers combined or each portfolio manager individually. For example, do the three portfolio managers taken together manage a total of 18 different accounts representing a cumulative total value of $6.5 billion, or does each portfolio manager individually manage 18 accounts worth a total of $6.5 billion?

Response 37. The Company confirms that the three managers taken together manage a total of 18 different accounts representing a cumulative total value of $6.5 billion. The Amended Registration Statement includes updated information for the portfolio managers.

Page 85 – Executive Officers Who are not Trustees

Comment 38. The first two sentences discussing Gregory MacCordy are duplicative. Please remove one of these sentences.

Response 38. The Company has revised the disclosure accordingly.

Page 100 – Competition among the Accounts Managed by the Advisor and Its Affiliates.

Comment 39. The third full paragraph on this page discusses courses of action that Kennedy Lewis may take to reduce the potential for adversity between the Company and an Affiliated Account. Please add disclosure indicating that the actions discussed in this paragraph will comply with applicable law or exemptive relief.

Response 39. The Company has revised the disclosure accordingly.

Page 112 – Action by Shareholders

Comment 40. The fourth paragraph of this section says that “Our Advisor may not [without shareholder approval] . . . amend the Declaration of Trust.” Please confirm that the reference to the Advisor is correct and, if so, please supplementally explain why it is appropriate for the Advisor, rather than the Company, to amend the Declaration of Trust.

Response 40. The Company has revised the disclosure to reflect the actions that may be taken by an Advisor with certain shareholder approval.

Page 112 – Amendment of the Declaration of Trust and Bylaws

Comment 41. The first paragraph of this section notes that amendments relating to converting the company, by merger of otherwise, from a closed-end investment company to an open-end company must be approved “by the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter.” Please clarify that this is subject to the conditions discussed in the “Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution” section, which notes that in certain cases, approval of at least 75% of the Company’s outstanding voting securities may be required to effect such changes.

Response 41. The disclosure has been revised to reflect that any Extraordinary Transaction, which shall include but not be limited to a merger, conversion, consolidation, or share exchange or sale of exchange of all or substantially all of the assets of the Company, requires the affirmative vote or consent of at least seventy-five percent (75%) of the Trustees and at least seventy-five percent (75%) of the Common Shares outstanding and entitled to vote thereon (except that so long as each Extraordinary Transaction is approved by both a majority of the entire Board of Trustees and seventy-five percent (75%) of the Continuing Trustees, and so long as all other conditions and requirements, if any, provided for in the By-Laws and applicable law have been satisfied, then (i) only an affirmative vote or consent of a “majority of the outstanding voting securities” (as such term is defined in the 1940 Act) of the Company shall be required to approve any of the foregoing Extraordinary Transactions.

Comment 42. In an appropriate location, please clarify whether the voting requirements to change the nature of the Company’s business, approve extraordinary corporate transactions, convert to an open-end investment company or remove Trustees are higher than those imposed by federal or state law. See Guide 3 to Form N-2.

Response 42. The Company has revised the disclosure accordingly.

Page 113 – Derivative Actions

Comment 43. The second sentence of this section states that “No shareholder may maintain a derivative action on behalf of the Company unless holders of at least 50% of the outstanding shares join in the bringing of such action.” Please revise this provision in the relevant organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in the prospectus that the provision does not apply to claims arising under the federal securities laws.

Response 43. The Company respectfully submits that Section 6.10 “Derivative Actions” of the Company’s Amended and Restated Agreement and Declaration of Trust expressly provides that: “This Section 6.10 shall not apply to any claims, suits, actions, or proceedings brought under federal securities law, or the rules and regulations thereunder.” The Company acknowledges the staff’s comment and has revised the disclosure in the Amended Registration Statement to clarify that such derivative provisions do not apply to claims arising under the federal securities laws.

Comment 44. The second paragraph of this section states that “a shareholder may bring a derivative action on behalf of the Company only if the following conditions are met: (i) a demand on the Board shall only be deemed not likely to succeed . . .” However, the disclosure as written does not discuss a demand requirement. Please add disclosure clarifying this demand requirement.

Response 44. The Company has revised the disclosure accordingly.

Page 113 – Exclusive Delaware Jurisdiction

Comment 45. Please clarify that, due to the exclusive Delaware jurisdiction provision, shareholders may have to bring suit in an inconvenient and less favorable forum.

Response 45. The Company has revised the disclosure accordingly.

Page 118 – Purchase Price

Comment 46. Please briefly explain the difference in price, if any, between the price available to individual and group investors and that available to officers, employees, directors, the adviser and the underwriter.  See Item 5.2 of Form N-2.

Response 46. The Company confirms that the price available to individual and group investors is the same as that available to officers, employees, directors, the Advisor and the underwriter.

Page 118 – Purchase Price

Comment 47. The third bullet point on this page notes that the Company may repurchase Common Shares held by a shareholder without the shareholder’s consent if, among other things, “continued ownership of shares by a shareholder may be harmful or injurious to the business or reputation of the Company, the Advisor or any of their affiliates . . . .” Please revise this bullet point to indicate that such repurchases will be conducted consistent with Rule 23c-2. If the Company wishes to retain such disclosure as is, please explain supplementally how the Company intends to apply this basis for mandatory repurchases in a fair and otherwise non-discriminatory manner and how such mandatory repurchases will be in accordance with the provisions of the 1940 Act, the Company’s Declaration of Trust and/or other governing documents.

Response 47. The Company has revised the disclosure to clarify that mandatory repurchases will be conducted in accordance with applicable federal securities laws, including the 1940 Act and the rules thereunder.

Page 138 – Custodian, Transfer and Distribution Paying Agent and Registrar

Comment 48. The final sentence of this section refers to an escrow agent. If investors’ funds will be forwarded to an escrow account, briefly describe the conditions for release of the funds; whether such funds will accrue interest while in escrow; and the manner in which the monies in such account will be distributed if such conditions are not satisfied, including how accrued interest, if any, will be distributed to investors.

Response 48. The Company will revise the disclosure in a subsequent amendment to the Registration Statement.

Accounting Comments

Page 22 – Fees and Expenses

Comment 1. The disclosure in footnote 4 states that “subsequent to any IPO or Exchange Listing, the Company will pay the Advisor a base management fee calculated at an annual rate of 1.25% of the value of our net assets. . . ” (emphasis added). However, the “Base Management Fee” section on page 12 states that the fee will be calculated based on “gross” assets. Please ensure this discrepancy is corrected throughout the document.

Response 1. The Company confirms that it currently pays the Advisor a Base Management Fee equal to an annual rate of 1.25% of the value of our net assets as of the end of the two most recently completed quarters. The Base Management Fee is payable quarterly in arrears. Subsequent to any IPO or Exchange Listing, the Company will pay the Advisor a base management fee calculated at an annual rate of 1.25% of the Company’s average gross assets at the end of the two most recently completed quarters. The Company has revised the Amended Registration Statement accordingly.

Comment 2. The disclosure in footnote 5 states that the capital gain incentive fee will equal 1.25% of the net assets of the Company. It appears from earlier disclosure that the capital gain incentive fee will be 12.5% of realized capital gains from inception. Please confirm that the disclosure in Footnote 5 is accurate concerning the impact of the capital gain incentive fee.

Response 2. The Company has revised the disclosure to state that the capital gain incentive fee will equal 12.5% of the realized capital gains less realized and unrealized capital losses from inception.

Comment 3. Please disclose in footnote 8 that any expenses waived pursuant to the Expense Support Agreement may be subsequently recaptured by the Advisor.

Response 3. The Company has revised the disclosure accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	James Didden, Kennedy Lewis Capital Company Rachel Presa, Kennedy Lewis Capital Company